UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

Carmike Cinemas, Inc.
(Name of Issuer) Common Stock, par value $0.03 per share
(Title of Class of Securities) 143436400
(CUSIP Number) Beth R. Kramer Chadbourne & Parke LLP 1301 Avenue of the Americas New York, New York 10019-6022 1 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 21, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 21 Pages.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Brothers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,752,910

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,752,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,752,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON
HC

SCHEDULE 13D/A
CUSIP No. 143436400	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Master Control LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,752,910

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,752,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,752,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON
HC

SCHEDULE 13D/A
CUSIP No. 143436400	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,752,910

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,752,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,752,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D/A
CUSIP No. 143436400	Page 5 of 21 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher P. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,752,910

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,752,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,752,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%

14	TYPE OF REPORTING PERSON
IN, HC

CUSIP No. 143436400	SCHEDULE 13D/A	Page 6 of 21 Pages

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D"), filed on March 8, 2016 by Mittleman Brothers, LLC ("Mittleman Brothers"), relating to shares of Common Stock of Carmike Cinemas, Inc. ("Carmike" or the "Issuer").

Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

Item 5.     Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:
                See Item 7 on the cover page(s) hereto.
(ii)	shared power to vote or to direct the vote:
                 See Item 8 on the cover page(s) hereto.
(iii)	sole power to dispose or to direct the disposition of:
                See Item 9 on the cover page(s) hereto.
(iv)	shared power to dispose or to direct the disposition of:

                                See Item 10 on the cover page(s) hereto.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 7 of 21 Pages

(c)	Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons' knowledge, the Listed Persons are described below. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices. Transactions effected during the period beginning on 3/7/2016 and ending on 3/17/2016 were made pursuant to the directions of client accounts advised by Mittleman Brothers.
Transaction Date	Effecting Person	Shares Acquired	Shares Disposed	Price Per Share (1)	Description of Transaction
1/21/2016	Mittleman Investment Management LLC		300	21.33	open market
1/21/2016	Mittleman Investment Management LLC		45	21.41	open market
1/21/2016	Mittleman Investment Management LLC		250	21.84	open market
1/21/2016	Mittleman Investment Management LLC		700	21.35	open market
1/21/2016	Mittleman Investment Management LLC		105	21.75	open market
1/21/2016	Mittleman Investment Management LLC		3,500	21.79	open market
1/21/2016	Mittleman Investment Management LLC		750	21.79	open market
1/28/2016	Mittleman Investment Management LLC		150	21.17	open market
1/28/2016	Mittleman Investment Management LLC		1,475	21.39	open market
2/1/2016	Mittleman Investment Management LLC		100	21.94	open market
2/1/2016	Mittleman Investment Management LLC		100	21.95	open market
2/1/2016	Mittleman Investment Management LLC		100	21.94	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 8 of 21 Pages

2/1/2016	Mittleman Investment Management LLC	50	21.93	open market
2/1/2016	Mittleman Investment Management LLC	600	21.93	open market
2/1/2016	Mittleman Investment Management LLC	100	21.94	open market
2/1/2016	Mittleman Investment Management LLC	50	21.94	open market
2/1/2016	Mittleman Investment Management LLC	100	21.93	open market
2/1/2016	Mittleman Investment Management LLC	100	21.93	open market
2/1/2016	Mittleman Investment Management LLC	100	21.90	open market
2/1/2016	Mittleman Investment Management LLC	75	21.90	open market
2/1/2016	Mittleman Investment Management LLC	100	21.89	open market
2/1/2016	Mittleman Investment Management LLC	25	21.93	open market
2/1/2016	Mittleman Investment Management LLC	100	21.90	open market
2/1/2016	Mittleman Investment Management LLC	28	21.93	open market
2/1/2016	Mittleman Investment Management LLC	100	21.93	open market
2/1/2016	Mittleman Investment Management LLC	100	21.89	open market
2/1/2016	Mittleman Investment Management LLC	100	21.87	open market
2/1/2016	Mittleman Investment Management LLC	11	21.87	open market
2/1/2016	Mittleman Investment Management LLC	100	21.89	open market
2/1/2016	Mittleman Investment Management LLC	100	21.88	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 9 of 21 Pages

2/1/2016	Mittleman Investment Management LLC	11	21.87	open market
2/1/2016	Mittleman Investment Management LLC	100	21.87	open market
2/11/2016	Mittleman Investment Management LLC	100	19.91	open market
2/17/2016	Mittleman Investment Management LLC	400	20.29	open market
2/22/2016	Mittleman Investment Management LLC	17,000	20.14	open market
2/23/2016	Mittleman Investment Management LLC	2,600	20.00	open market
2/24/2016	Mittleman Investment Management LLC	100	21.14	open market
2/24/2016	Mittleman Investment Management LLC	100	21.14	open market
2/29/2016	Mittleman Investment Management LLC	200	21.62	open market
2/29/2016	Mittleman Investment Management LLC	20	21.96	open market
2/29/2016	Mittleman Investment Management LLC	88	21.96	open market
2/29/2016	Mittleman Investment Management LLC	16	21.96	open market
2/29/2016	Mittleman Investment Management LLC	100	21.96	open market
3/2/2016	Mittleman Investment Management LLC	50	25.17	open market
3/7/2016	Mittleman Investment Management LLC	100	29.42	open market
3/7/2016	Mittleman Investment Management LLC	100	29.42	open market
3/7/2016	Mittleman Investment Management LLC	975	29.41	open market

CUSIP No. 143436400	SCHEDULE 13D/A	Page 10 of 21 Pages

3/7/2016	Mittleman Investment Management LLC	100	29.43	open market
3/17/2016	Mittleman Investment Management LLC	1,160	N/A	Transfer Out In Kind

(1) Includes brokerage commissions in per share prices with respect to open market purchases.
(d)	Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.

(e)	Not applicable.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in the Exhibits hereto or otherwise herein.  The information contained in the Exhibits hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

CUSIP No. 143436400	SCHEDULE 13D/A	Page 11 of 21 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit A.	Letter sent by Mittleman Brothers to the CEO and Chairman of the Board of Carmike Cinemas, Inc.

Exhibit B.	Joint Filing Agreement

CUSIP No. 143436400	SCHEDULE 13D/A	Page 12 of 21 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: March 21, 2016
MITTLEMAN BROTHERS, LLC By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Member
MASTER CONTROL LLC By: /s/ Philip C. Mittleman Name: Philip C. Mittleman Title: Managing Partner
MITTLEMAN INVESTMENT MANAGEMENT, LLC By: /s/ Laura Kate Garner Name: Laura Kate Garner Title: Chief Compliance Officer
CHRISTOPHER P. MITTLEMAN By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Partner and Chief Investment Officer

CUSIP No. 143436400	SCHEDULE 13D/A	Page 13 of 21 Pages

Exhibit A

March 21, 2016

Roland C. Smith, Chairman of the Board
S. David Passman, III, Chief Executive Officer
Carmike Cinemas, Inc.
1301 First Avenue
Columbus, GA 31901-2109

Dear Roland and David,
Mittleman Brothers, LLC ("Mittleman Brothers," "we," or "our"), as the largest shareholder of Carmike Cinemas, Inc. ("Carmike" or "CKEC") with a 7.1% stake, as stated in our Schedule 13D filing on March 8, 2016, described our opposition to the terms of Carmike's definitive merger agreement with AMC Entertainment Holdings, Inc. ("AMC"), which would see Carmike's stock sold to AMC for $30 per share in cash.  We believe that, if approved, the deal would be immensely favorable to AMC's shareholders and grossly unfair to Carmike's shareholders. We reiterate our intent to vote against this deal in its current form, and to encourage all CKEC shareholders to also vote "NO."  Mittleman Brothers does not intend to solicit proxies at this time.
On March 10, 2016, Carmike filed a Schedule 14A ("14A") with the SEC, which included statements that we believe attempt to obfuscate the relatively low valuation at which Carmike's Board agreed to sell Carmike to AMC.  Further, we believe certain claims made by Carmike in the 14A are inconsistent with previous Carmike filings and that CKEC changed its definition of "adjusted EBITDA" in an apparent attempt to mask a low buyout valuation.
Carmike claims in the 14A filing that the $30 per share cash acquisition price values Carmike at 8.8x adjusted EBITDA.  That multiple is substantially higher than the 7.7x adjusted EBITDA multiple we cited in our March 8th letter to Carmike filed with our 13D, and higher than the 8.0x adjusted EBITDA multiple that AMC implies they are paying Carmike by claiming, on page 4 of their acquisition presentation, that the $1.1B Enterprise Value, with annual synergies of $35M, yields a "Synergy adjusted Enterprise Value / LTM adj. EBITDA purchase multiple of 6.5x"  (filed 03-04-16, link: http://investor.amctheatres.com/Cache/1001207855.PDF?Y=&O=PDF&D=&FID=1001207855&T=&IID=4171292 ).  It appears inconsistent for the acquirer (AMC) to claim to be paying 8x EBITDA (6.5x post synergies), while the seller (CKEC) claims to be receiving 8.8x EBITDA.  Further, it appears Carmike arrives at this higher EBITDA multiple by applying a new definition of adjusted EBITDA that is different from the industry standard definition that CKEC adopted in Q1 2015 and used as recently as the end of last month.  In a February 29, 2016 press release, Carmike reported "all-time records in Revenue, Operating Income, Theatre Level Cash Flow and Adjusted EBITDA" which cited adjusted EBITDA at $135.1M.  Yet the March 10th 14A filing cited a newly redefined adjusted EBITDA of only $126M.  This reduced version includes expenses related to stock options and mergers and acquisitions.
That is a departure from the way CKEC's peer group reports adjusted EBITDA; and Carmike's reporting method adopted in Q1 2015.  Carmike's CFO, Richard Hare, explained results during a Q1 2015 conference call: "Beginning in Q1 of 2015, we began adding back

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D/A	Page 14 of 21 Pages

non-cash stock-based compensation expense to determine adjusted EBITDA in an effort to better align our calculation with industry peers and our bank covenants."  M&A expenses were already included.
Why would that conventional definition of adjusted EBITDA, used as recently as February 29th, be dropped on March 10th for a less favorable version only as valuation is discussed?  It appears this "new math," too contradictory to have come from the good people at Carmike itself we suspect, is more likely the work of investment bankers, a profession well known to produce lengthy reports which can argue (for a modest fee of a few million dollars), that based on certain adjustments and assumptions, three is a fair value for two plus two.
Carmike shareholders should not be lulled into a false sense of satisfaction due to what we believe amounts to numerical sleight of hand in an attempt to put what we see as a very poor deal into a good light.  We do not argue for one definition of adjusted EBITDA over another, but we do argue for consistency, and that Carmike's bankers not revise numbers solely to make this unjustifiably low valuation, in our opinion, appear remotely justifiable.
Using this unorthodox adjusted EBITDA figure to derive an 8.8x multiple, Carmike claimed that this proposed transaction is "higher than any comparable, large-scale theatre transaction multiple over the last 10 years."  But at the 8x multiple that AMC implies it is paying, it clearly is not.  And, at the 7.7x multiple we believe is accurate (using as-reported adjusted EBITDA and including our estimated value of the Screenvision stake), it would be one of the cheapest buyouts of a major theater chain in recent history.
Viewed another way, if we applied Carmike's claimed 8.8x EBITDA multiple to Carmike's $135.1M in as-reported adjusted EBITDA for 2015, the resulting stock price would be just over $34 per share.  Add $50M or $2.00 per share for Screenvision (our estimate of its value) and the total becomes $36 per share, 20% more than the $30 per share consideration of the currently proposed deal.
Lastly, because the valuations of most comparables (including recent transactions and all of Carmike's large publicly traded peers in the U.S.) use the industry standard definition of adjusted EBITDA, Carmike's sudden switch to a different definition of adjusted EBITDA in the 14A creates an "apples and oranges" valuation comparison, which may produce incorrect conclusions.
We cited Carmike's adjusted EBITDA (using the 2015 definition) in our March 8th letter to Carmike filed with our 13D because most industries use this convention when discussing buying and selling companies.  But much more important than EBITDA, which can be manipulated and refigured, is free cash flow ("FCF"), or what Warren Buffett calls "owner earnings," which is much harder to misrepresent and is what drives real value creation.
The U.S. movie theater industry has long been known to be a slow growing cash machine, generating consistent free cash flow that has proven to be recession-proof (even during the Great Recession of 2007-2009, the movie theater industry barely flinched).  That is why movie theaters have attracted smart money owners and private equity firms for decades.  Movie theaters generate utility-like, recurring free cash flows, but trade at lower multiples

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D/A	Page 15 of 21 Pages

due to the persistent fear (since the advent of television) of their impending demise due to new alternatives for viewing movies (TV, VCR, DVD, Netflix, etc.).
Carmike invests most of its free cash flow on growth-oriented initiatives, like building new theaters, but if we deduct only their maintenance cap-ex (what is required to maintain the business at its current level) the discretionary amount of free cash flow becomes apparent.
 $135M adj. EBITDA (FY 2015)
  -$50M net interest expense
= $85M
  -$10M cash taxes paid (est. normalized after $56M D&A, actual was $5.4M tax refund)
= $75M
  -$15M in maintenance cap-ex (roughly 2% of sales per management's historical guidance)
= $60M in FCF

The equity value of Carmike at $30 per share (the buyout price offered by AMC) is $738M; that is only 12.3x Carmike's $60M in FCF.  The S&P 500 at 2,050 on March 18, 2016 trades at 18x FCF (2015, source: Bloomberg).  To merely match the S&P 500's current price / FCF ratio of 18x, Carmike would have to be valued at $44 per share.  Meanwhile, under current management, CKEC has vastly outperformed the S&P 500 over the past seven years in sales, EBITDA, and FCF growth, all combined with a recession-proof business profile, versus a much more cyclical earnings dynamic from the S&P 500.

Carmike achieves 39% of its total revenues from high margin concessions (food & beverage), more than any other major public theater chain in the U.S., including AMC (31%).  The roll out of in-theater dining and alcohol sales should increase that percentage over time.  At some point movie theaters may be viewed more like restaurants, and valued as such.  Why does Cracker Barrel (CBRL $153.64), a rural restaurant / retail chain with a 12% EBITDA margin, trade at a current valuation of 11.5x EBITDA (2015), while Carmike, a rural movie theater / restaurant chain with a 17% EBITDA margin, could be bought out for less than 8x EBITDA?
Value of Carmike's 18% Stake in Screenvision Ignored in Buyout Valuation
Screenvision Stake Valued at $65M ($2.65 per Carmike share) in Aborted Takeover in 2014

National CineMedia, Inc. ("NCMI"), the largest pre-movie in-theater advertising firm in the U.S., offered to acquire Screenvision, the second largest pre-movie advertising firm for $375M in May 2014, in cash and NCMI stock, valuing Carmike's then-19% stake (now 18%) in Screenvision at $65M (after subtracting $32M in net debt held at Screenvision).  In November 2014, the Department of Justice ("DOJ") sued to block the deal on anti-trust concerns, and the deal was abandoned in March 2015.  On a November 4, 2014 quarterly conference call, Carmike's CEO David Passman said "Regardless of the eventual outcome of the litigation, we believe our investment in Screenvision is immensely valuable and will be monetized for the benefit of Carmike's shareholders."

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D/A	Page 16 of 21 Pages

Yet there is no mention of the value of Carmike's Screenvision stake in the joint press release on March 3rd which announced the definitive merger agreement between Carmike and AMC, nor is the value of the Screenvision stake addressed in AMC's March 4th presentation on the deal.  So are we to presume that either the value of Carmike's Screenvision stake is now immaterially small, and thus not worthy of mention, or that AMC is acquiring its substantial value for free?

Meanwhile, Screenvision's sales increased by 4.6% in 2015 to $165M from $158M in 2014 when the buyout of Screenvision was announced, and Screenvision's shareholder equity increased from $67M to $86M in 2015.  So, we think it is unlikely that Screenvision suddenly lost significant value over the past year.  We estimate Screenvision's private market value at $275M, a significant discount to the $375M value it had agreed to sell for to NCMI, because the value of Screenvision will necessarily be much less to a buyer lacking synergies available to NCMI from a resulting near monopoly in the industry.  A $275M valuation for Screenvision would be approximately 17x the $16M in unlevered free cash flow that Screenvision produced in 2015, a reasonable multiple for a significant player (37% market share) in a unique and growing segment of the out-of-home advertising industry, where ads cannot be skipped by DVRs.  If our estimate of a $275M Enterprise Value for Screenvision is correct, subtracting $20M in net debt provides an equity value of $255M, with Carmike's 18% stake worth $46M, which we optimistically round up to $50M, or about $2.00 per share in value that is not reflected in the valuation multiples discussed in the AMC / CKEC deal.  Screenvision's controlling shareholder, Shamrock Holdings, a private equity firm founded by the late Roy E. Disney, bought 50% of the company in 2010 for $80M ($160M EV) from ITV Plc.  Given that Shamrock has owned Screenvision for nearly six years, another attempt at a liquidity event would not be surprising.  Carmike should not be relinquishing its admittedly valuable stake in Screenvision for no apparent consideration.
Comparable Buyout Transactions Argue for Higher Valuation for Carmike
(In reviewing comparative valuations below, we ignore the re-definition of adjusted EBITDA mentioned earlier that appeared for the first time in Carmike's 14A filed on March 10th, as it seems to create the appearance of having achieved a higher EV/EBITDA multiple when compared to some comparables that did not similarly re-define their adjusted EBITDA)

We continue to maintain, as stated in our March 8th letter to Carmike set forth in our 13D, that the $30 per share in cash consideration that AMC will pay to acquire Carmike amounts to only a 7.7x EBITDA multiple based on Carmike's 2015 reported adjusted EBITDA of $135.1M.  7.7x EBITDA is substantially lower than almost every major theater company buyout in recent history.

$30 per share x 24.598M shares outstanding = $738M equity value, plus $352M in net debt, minus $50M value of Screenvision stake (our estimate) = Enterprise Value of $1.04B, divided by $135.1M adjusted EBITDA = 7.7x   (ignoring the Screenvision stake puts the multiple at 8.1x).

The most recent major buyout of a movie theater business was announced in June 2015 when Dalian Wanda (AMC's Chinese parent company) bought Australia's 2nd largest

105 Maxess Road, Suite 207, Melville, NY 11747   Ӏ    400 Madison Avenue, Suite 14A, New York, NY 10017
tel (516) 686-6200   Ӏ   fax (516) 686-6207   Ӏ   www.mittlemanbrothers.com

CUSIP No. 143436400	SCHEDULE 13D/A	Page 17 of 21 Pages

movie theater company, Hoyts, for  $777M, which was 10.9x its $71.4M in EBITDA.  Carmike at that multiple would be $47.60, including $2.00 per share in estimated Screenvision value.

Prior to that deal, in September 2013, London-based Vue Entertainment Ltd. ("Vue") was bought out by two Canadian private equity firms, OMERS Private Equity and Alberta Investment Management Corp., for $1.46B, which was 8.5x its $171M in EBITDA.  Carmike at that multiple would be $34.40.  The private equity buyers in this example had no synergies to apply, so 8.5x is not just what they paid to the seller, but was also their effective cost.  AMC paying 8.5x EBITDA ($34.40) to Carmike would be effectively paying only 5.25x EBITDA after all synergies are considered.  In the 14A filing, Carmike claimed that they did not consider Vue as a valid comparable transaction primarily because of "differences in market fundamentals between mature U.S. markets and Vue's positioning at the time in European markets with greater opportunities for growth."  But since 98% of Vue's screens were in the mature markets of the UK, Ireland, Germany and Denmark, we cannot see the distinction there, so we continue to consider Vue as a very reasonable comparable transaction to note.

In May 2012, Chinese company Dalian Wanda announced a $2.6B buyout of AMC, the final cost of which was revised to $2.75B in subsequent S-1 and 10-K filings.  In our March 8th  letter to Carmike set forth in our 13D we applied that $2.75B EV to calendar year 2011 EBITDA of $303M to arrive at 9.1x multiple, but we will acquiesce here to Carmike's use of AMC's fiscal year 2012 (March 2012) EBITDA of $368M (calendar year 2011 had some unusual theater closure expenses, which we did not notice earlier) thus making the EV/EBITDA multiple only 7.5x (using the final cost of $2.75B, whereas Carmike used the headline number of $2.6B and derived 7.1x from that, in error we believe).  At 7.5x EBITDA, Carmike would be $28.91.  But AMC was sold in an over-leveraged condition (5.4x net debt/EBITDA) after rating agency downgrades, and the sellers were a consortium of private equity funds led by Apollo Group and JP Morgan Chase's buyout unit (not to be confused with the investment banking unit of JP Morgan Chase advising Carmike on their sale to AMC) who had owned the company since 2004 and had twice tried and failed to sell via IPO (once in 2008, and again in 2010).  So after eight years, and burdened by too much debt, the private equity sellers had few options but to take the relatively low price Dalian Wanda paid.  Carmike has no such distress pushing it to sell.  Carmike's leverage is low at 2.6x net debt/EBITDA and has no controlling shareholders to pressure them into selling at an unfavorable price.  Also noteworthy is that at the time Dalian Wanda bought AMC, it had no other theater operations in the U.S., so no cost synergies were available to reduce the 7.5x EBITDA multiple they paid.  If AMC paid 7.5x post-synergies for Carmike, it would be $48 per share for CKEC (11.4x EBITDA to Carmike).
In October 2006, Cinemark Holdings ("CNK") acquired Century Theatres ("Century") for $1.04B, which was 8.6x its $121M in EBITDA.  Carmike at that multiple would be $35, again, including our $2.00 per share in estimated Screenvision value.  We did not include this example in our initial 13D letter because it occurred nearly ten years ago, but since Carmike mentioned it in the 14A, we include it here as well.
A simple average of the four comparable transactions listed above, based on what the sellers received (Hoyts 10.9x, Vue 8.5x, AMC 7.5x, and Century 8.6x) equals 8.88x, and

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CUSIP No. 143436400	SCHEDULE 13D/A	Page 18 of 21 Pages

Carmike at that average multiple of 8.88x EBITDA would be $36.50 (including $2.00 per share of estimated Screenvision value).
But that is before taking into account the unique value accretion that AMC enjoys in this deal, which Carmike enables, yet shares in none of the benefits.
Carmike Deal Enables AMC to Reap Windfall Increase in NCMI Stake, but None of that Huge Value is Shared with Carmike Shareholders
As mentioned in our March 8th 13D letter, an increase in AMC's screen count or attendance beyond a certain threshold triggers an immediate award to AMC of additional founder's shares in National CineMedia, LLC, which are exchangeable into the publicly traded shares of National CineMedia, Inc. (NCMI).  In a research report from The Benchmark Company, LLC dated March 4th, analyst Mike Hickey estimated the value of that NCMI stake award to AMC upon closing the Carmike deal would be about $258M.  A subsequent report by JP Morgan analyst Alexi Quadrani on March 7th estimated the Carmike deal would result in the issuance of approximately 18M additional shares of NCMI to AMC, worth $268M at the current NCMI price of $14.87.
When a merger of two companies yields significant synergies (cost, revenue, and otherwise), it is customary for the value thus created by those synergies to be shared by both companies in some reasonable proportion.  So while Carmike correctly points out in its  14A filing the obvious fact that such synergies would not be available to Carmike on a standalone basis; they would not be available to AMC without Carmike's acquiescence either.  The $35M in cost savings at a conservative estimate of 8x EBITDA = $280M in value created, plus the roughly $260M in value created by AMC's increase in NCMI shares = $540M in value created (not including the value AMC reaps for paying less than Carmike's intrinsic value without a control premium).
If this deal was completed using AMC stock as currency rather than cash, at $35 per Carmike share, our estimate of minimum fair value in a stock transaction, it would have required AMC to issue 34.44M shares at $25 per AMC share (the price of AMC's stock just before the deal was announced) to provide $35 per share in value to Carmike's shareholders.  That would increase AMC's shares outstanding from 97.44M to 131.88M, with Carmike's former shareholders owning 26.1% of the combined entity.  That would have allowed Carmike to share 26.1% of the benefits of those synergies on an ongoing basis going forward.  Instead, with a cash deal that caps Carmike at essentially a market multiple (with no control premium), we believe Carmike's shareholders get no part of that $540M in value they would have helped to create, and no premium for selling control.
The meager $120M in value gained by Carmike's share price rising from $25.11 to the $30 deal price cannot be considered as sharing in the aforementioned synergies because $30 represents a minimum market multiple that Carmike was very likely to re-attain on its own, especially after such a strong Q4 2015 report.  We agreed with long-time Carmike analyst David W. Miller, now at Topeka Capital Markets, who reported on March 1st, "…Carmike reported a record Q4 in virtually every metric in which exhibitors are measured – record revenues, record theater-level cash flow, and record adjusted EBITDA.  The print is direct

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CUSIP No. 143436400	SCHEDULE 13D/A	Page 19 of 21 Pages

proof that, for the better part of the last year, the market has been under-appreciating Carmike's margin potential, and hence, under-valuing the stock price, which is the least expensive of the four public exhibitors (at $21.94 then).  We enthusiastically reiterate our rating of 'Buy' and price target of $36.00."
Questionable Timing for Negotiating Sale
According to AMC's CEO, Adam Aron, as he related on the March 4, 2016 conference call discussing the newly announced definitive merger agreement with Carmike, he called Carmike's CEO during his first week on the job (the first week of January 2016) negotiating terms of the deal thereafter.  During this time frame, the U.S. stock market was in the throes of a significant correction.  The Russell 2000 small cap index dropped 21.7% from 11/30/15 to 02/11/16, and Carmike's stock dropped from $26.48 on 11/04/15 to $18.52 on 02/11/16, a drop of 30%.  Not a great time in which to be trying to sell your company for the highest possible price.
What further baffles us is that we believe Carmike must have known at some point during the pendency of the AMC negotiations that it had much stronger than expected earnings in Q4 2015, which it had yet to report.  Why not wait until the earnings report was released to see how the stock reacted before establishing a buyout price?  Carmike did wait, but for only three days after the earnings report, with the stock racing up from $22 to $25 on the strong numbers, to presumably sign and announce the deal.  Rather than waiting for a few weeks to give the market some time to digest the stronger than expected numbers and adjust expectations; Carmike waited only three days.  It seems to us almost as if Carmike wanted to set the price and get the takeover news out quickly before the stock price got to $30 on its own, thus collapsing the putative takeover "premium."  Regardless, the timeline seems to be perhaps evidence of poor negotiating tactics.  If, as AMC's CEO Adam Aron said on the conference call, AMC had twice before in the past four years tried to buy Carmike, we strain to imagine what instigated the rush to get this deal done so quickly during such a weak price environment.  We hope the proxy statement will shed light on how and why the sale process progressed that way.
Merger Makes Perfect Sense, Just Not a Fair Value for Carmike's Shares
We agree that the merger of AMC and Carmike makes perfect sense.  It is perhaps a once-in-a-lifetime deal combining the 2nd largest and 4th largest market share holders in the U.S. movie theater industry, and will likely yield tremendous synergies.  But, under the terms of this all-cash takeover price of $30 per share, we believe that all of the value of those synergies will accrue to the buyer, and none will be shared with the seller.  In our opinion, this was a poorly negotiated deal.  AMC has no other options than buying Carmike if it wants to get so much bigger (+50% in screen count) so quickly; and no other deal would offer such attractive scale economics.  Cinemark is likely too big of a target for AMC; with more market overlap creating an anti-trust hurdle (harder to get #2 plus #3 through the DOJ than #2 plus #4).  Yet somehow Carmike extracted barely a market trading multiple.
In stating our opposition to this deal publicly, we mean only to attempt to educate other Carmike investors in the hope that they will agree with our determination on this matter

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CUSIP No. 143436400	SCHEDULE 13D/A	Page 20 of 21 Pages

and vote against this deal as it is currently structured.  This effort on our part should not be misconstrued as impugning the competence or character of either of you or any of the outstanding Carmike management team.  The out-performance of Carmike's business under your expert guidance for the past seven years speaks for itself, and we could not have asked for more in that regard.  Our only criticism is that Carmike's C-suite and Board seem to lack a full appreciation of what this great business you have turned Carmike into is really worth.  To us that is a minimum of $35 per share (8.6x EBITDA of $135M or 14.4x FCF of $60M) to $40 per share (9.5x EBITDA or 16.4x FCF), and all before the huge synergies of a merger with AMC.
Sincerely,

Chris Mittleman
Managing Partner
Mittleman Brothers, LLC

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CUSIP No. 143436400	SCHEDULE 13D/A	Page 21 of 21 Pages

Exhibit B
Joint Filing Agreement
This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Common Stock, par value $0.03 per share, of Carmike Cinemas, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.  This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one in the same instrument.
Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto.  This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Date: March 21, 2016	MITTLEMAN BROTHERS, LLC

	By:	/s/ Christopher P. Mittleman
Name: Christopher P. Mittleman
Title: Managing Partner

MASTER CONTROL LLC

	By:	/s/ Philip C. Mittleman
Name: Philip C. Mittleman
Title: Authorized Signatory

MITTLEMAN INVESTMENT MANAGEMENT LLC

	By:	/s/ Laura Kate Garner
Name: Laura Kate Garner
Title: Chief Compliance Officer

CHRISTOPHER P. MITTLEMAN

/s/ Christopher P. Mittleman